EXHIBIT 99.1

                                                Results of the 2nd quarter, 2003
                                                                    Page 1 of 11
--------------------------------------------------------------------------------

                   CBD announces second quarter 2003 earnings

Sao Paulo, Brazil, 29 July, 2003 - COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) - (BOVESPA: PCAR4; NYSE: CBD), today announced its 2nd quarter 2003 earnings. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method. The comparisons refer to respective periods in 2002, unless otherwise indicated.

--------------------------------------------------------------------------------

V Net sales reached R$ 2.7 billion, 26.3% higher compared to the same period of 2002;

V Same-store sales were 10.7% higher in the quarter, with a 16.0% growth in food products and an 8.3% decrease in non-food products;

V The hypermarkets and supermarkets divisions registered double-digit growth in same-store sales in the quarter;

V    Gross margin of 28.6%, despite a strong price competitiveness;

V    EBITDA of R$ 221.4 million, with 28.6% growth and 8.3% margin;

V    Net income of R$ 56.7 million in the quarter, a growth of 12.1% YoY.

--------------------------------------------------------------------------------


[GRAPHIC OMITTED]

Companhia Brasileira de Distribuicao (CBD) operates 489 stores in 12 Brazilian states. CBD works with four formats: supermarkets (divisions Pao de Acucar and Barateiro), hypermarkets (Extra) and electronic products/home appliances stores (Extra-Eletro). CBD also operates stores under Se and Comprebem banners.

                                                Results of the 2nd quarter, 2003
                                                                    Page 2 of 11
--------------------------------------------------------------------------------

Comments on Sales Performance

     Gross sales reached In the 2nd quarter 2003, CBD presented gross sales of R$ 3.1 billion in the R$ 3,153.3 million and net sales of R$ 2,662.3 quarter million, showing a growth of 26.6% and 26.3%, respectively, compared to the same period of 2002.

     Same-store sales of  In the quarter, same-store net sales of food products food products grew were 16.0% higher, while there was an 8.3% decrease in 16.0% in the quarter non-food product sales, which are most affected by the current high interest rate environment and diminished purchasing power of the population. Another figure that also illustrates this trend is the participation of food products in the Company's total sales, which increased from 78% in the 2nd quarter 2002 to 82% in the 2nd quarter 2003.

    Total growth in same  The growth in total same-store sales reached 10.7% in store of 10.7%  the period, with double-digit growth both in
                          Hypermarkets as well as in Supermarkets.


                          It is important to stress that this positive
 Increase in client flow  performance was obtained not only by a nominal on a same-store basis  increase in the average ticket, but also due to the increase in client flow on a same-store basis. This factor positively reflects the gains achieved in operational efficiency, the benefits of the investments made in store remodeling, strong price competitiveness, progress made in category management and efficiency in communication with our customers.

                                                Results of the 2nd quarter, 2003
                                                                    Page 3 of 11
--------------------------------------------------------------------------------

Net Sales - Consolidated*
Change (%) - 2003/2002


                 6-02    7-02    8-02    9-02   10-02    11-02  12-02    1-03    2-03    3-03    4-03    5-03    6-03

Same Store       3.3%    5.3%    7.7%    2.6%    8.6%    11.7%   7.0%   10.0%   12.5%    4.0%   20.0%    8.0%    5.0%*

Total Sales     12.8%   24.8%   28.6%   22.6%   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   35.9%   22.7%   20.1%*

Note: Same-store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales in the quarter were 7.4% higher than the same period of last year. On a same-store basis, the performance was -5.3%.


Comments on the Results

 Gross margin of 28.6%    Despite greater price competitiveness in the Brazilian
        in the quarter    retail market, CBD's efficient price management
                          combined with better negotiations with suppliers allowed the Company in the 2nd quarter to achieve a gross margin of 28.6%, slightly higher (+0.1%) than in the same period of last year. Gross profit in the period totaled R$ 762.7 million, a 27.1% increase year on year.

                          Operating expenses, as a percentage of net sales were 20.3%, unchanged from the 2nd quarter 2002. These results were achieved despite the Brazilian macroeconomic scenario of low activity that constrained a higher sales increase and thus a better expenses dilution. Additionally, there was cost pressure from public and third party services, which increased greater than the sales growth in the period.

                                                Results of the 2nd quarter, 2003
                                                                    Page 4 of 11
--------------------------------------------------------------------------------

    EBITDA grew 28.6%,    The quarter's EBITDA margin reached 8.3%, higher than
    with an 8.3% margin   the 8.2% registered in the same quarter 2002, driven
                          mainly by the increase in gross margin in the period.
                          EBITDA totaled R$ 221.4 million, a growth of 28.6% over the same quarter in 2002.

                          CBD's earnings before interest and taxes - EBIT in the quarter were R$ 116.7 million, representing 51.6% growth over the previous year. The EBIT margin of the period reached 4.4%, compared to a margin of 3.7% in the same period of 2002.

     The net financial    The net financial result continued to be strongly
   result was negative    impacted by the high funding costs and the reduced
       R$ 57.9 million    credit income, as a consequence of the slowdown seen
                          in the sales of durable goods in the country. The financial income and expenses of the quarter totaled
                          R$ 143.3 million and R$ 201.2 million, respectively, generating a negative net financial result of R$ 57.9 million, versus a negative net financial result of R$ 5.1 million in the 2nd quarter, 2002.

                          The effective income tax rate was affected, mainly due to tax losses carried forward from purchased chains, resulting in an income tax credit of R$ 8.1 million in the quarter.

         Net Income of    Net income for the period was R$ 56.7 million, higher
       R$ 56.7 million    than the R$ 50.6 million in the 2nd quarter 2002,
                          reflecting the improvement in the gross and EBITDA margins, as these minimized the impact of higher net financial expenses.

                                                Results of the 2nd quarter, 2003
                                                                    Page 5 of 11
--------------------------------------------------------------------------------

                          The Company reduced its inventories by R$ 180 million compared to the 1st quarter, improving its turnover from 46 days to 40 days, and reaching a level similar to that of the 2nd quarter 2002 (39 days). The average payment terms with suppliers was 42 days, similar to that of the 2nd quarter of the previous year (41 days).

   Investments totaled    In the 2nd quarter 2003, investments totaled R$ 96.7
R$ 96.7 million in the    million, against R$ 213.4 million in the same period
               quarter    of 2002. In the 1st half of 2003, investments totaled
                          R$ 192.6 million versus R$ 298.6 million in the 1st half of 2002.

                          The main investment highlights were:

                          - Conversion of the Se stores to the Company's formats. During the quarter, four Se stores were converted to the Comprebem Barateiro format and five Se stores to the Pao de Acucar banner;
                          -  The initiation of construction of 4 new
                             hypermarkets (to be inaugurated in October and November);
                          - Renovation of 20 Comprebem Barateiro stores, 5 Extra hypermarkets, 8 Pao de Acucar stores and 6 Extra-Eletro stores;
                          - The opening of 3 gas stations and the initiation of construction of a new gas station in the Extra Sao Caetano (SP);
                          -  Acquisition of land in strategic locations.

                                                Results of the 2nd quarter, 2003
                                                                    Page 6 of 11
--------------------------------------------------------------------------------


Consolidated Income Statement - Corporate Law Method (thousand R$)

                                        -------------------------------------------------------------------------------------
                                                       2nd Quarter                              1st Half
                                        -------------------------------------------------------------------------------------
                                              2003           2002        %         2003            2002             %
----------------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                         2,662,281       2,107,516    26.3%     5,293,127       4,257,200        24.3%

Cost of Goods Sold                       (1,899,576)     (1,507,318)   26.0%    (3,788,144)     (3,057,446)       23.9%

Gross Profit                                762,705         600,198    27.1%     1,504,983       1,199,754        25.4%

Operating Expenses (Income)
     Selling                               (432,895)       (344,914)   25.5%      (859,001)       (686,935)       25.0%
     General and Administrative            (108,388)        (83,053)   30.5%      (214,978)       (163,612)       31.4%

Total Operating Expenses                   (541,283)       (427,967)   26.5%    (1,073,979)       (850,547)       26.3%

Earnings before interest, taxes,
depreciation and amortization EBITDA        221,422         172,231    28.6%       431,004         349,207        23.4%

Depreciation                                (80,781)        (65,861)   22.7%      (159,009)       (125,673)       26.5%

Amortization of the Deferred Assets         (23,966)        (29,387)  -18.4%       (45,350)        (56,630)      -19.9%

Earnings before
interest and taxes - EBIT                   116,675          76,983    51.6%       226,645         166,904        35.8%

Taxes and Charges                           (10,918)        (13,793)  -20.8%       (21,470)        (26,658)      -19.5%

Financial Income                            143,300         143,445    -0.1%       293,044         249,276        17.6%

Financial Expenses                         (201,162)       (144,121)   39.6%      (411,753)       (258,047)       59.6%

Currency Variation                             --            (4,477)                (4,478)         (8,954)

Net Financial Income (Loss)                 (57,862)         (5,153)              (123,187)        (17,725)

Equity Income/Loss
with investment in Controlled Entity         (1,619)          1,372                 (2,588)            273

Operating Results                            46,276          59,409   -22.1%        79,400         122,794       -35.3%

Non-Operating Results                         2,370           1,046                  3,643           1,555

Income Before Income Tax                     48,646          60,455   -19.5%        83,043         124,349       -33.2%
 Income Tax                                   8,081          (9,832)                14,308         (17,929)

Net Income                                   56,727          50,623    12.1%        97,351         106,420        -8.5%

Net Income (Loss) per 1,000 shares             0.50            0.45    11.1%          0.86            0.94        -8.5%

N of shares (in thousand)               113,186,139     113,064,539            113,186,139     113,064,539
----------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------       ---------------------------------
% of Net Sales                                2Q/03           2Q/02                  1H/03           1H/02
-------------------------------------------------------------------------       ---------------------------------
Gross Profit                                  28.6%           28.5%                  28.4%           28.2%

Total Operating Expenses                     -20.3%          -20.3%                 -20.3%          -20.0%
    Selling Expenses                         -16.3%          -16.4%                 -16.2%          -16.1%
    General and Administrative                -4.0%           -3.9%                  -4.1%           -3.9%

EBITDA                                         8.3%            8.2%                   8.1%            8.2%

Depreciation                                  -3.0%           -3.1%                  -3.0%           -3.0%
Amortization of the Deferred Assets           -0.9%           -1.4%                  -0.9%           -1.3%

EBIT                                           4.4%            3.7%                   4.3%            3.9%
Taxes and Charges                             -0.4%           -0.7%                  -0.4%           -0.6%
Net Financial Income (Expense)                -2.2%           -0.2%                  -2.3%           -0.4%

Income Before Income Tax                       1.8%            2.9%                   1.6%            2.9%
 Income Tax                                    0.3%           -0.5%                   0.3%           -0.4%

Net Income (Loss)                              2.1%            2.4%                   1.8%            2.5%
-------------------------------------------------------------------------       ---------------------------------

                                                Results of the 2nd quarter, 2003
                                                                    Page 7 of 11
--------------------------------------------------------------------------------

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

-------------------------------------------------------------------------------------------------------------------
              ASSETS                                2nd Quarter/03      1st Quarter/03      2nd Quarter/02
-------------------------------------------------------------------------------------------------------------------
Current Assets                                         3,087,662           3,360,961           3,422,175
     Cash and Banks                                       66,358              67,476              91,661
     Short-Term Investments                              915,775             934,772           1,318,102
     Credit                                              814,661             898,140           1,057,737
         Installment Sales                               163,456             197,967             267,883
         Post-Dated Checks                                65,523              90,138             100,352
         Credit Cards                                    524,621             518,049             558,618
         Tickets, vouchers and others                     87,160             119,646             164,777
         Allowance for Doubtful Accounts                 (26,099)            (27,660)            (33,893)
     Inventories                                         762,388             942,579             666,345
     Advances to suppliers and employees                  34,939              20,422               9,310
     Taxes recoverable                                   271,489             307,244             128,886
     Others                                              222,052             190,328             150,134
Long-Term Receivables                                    691,075             673,852             467,774
     Deferred Income Tax                                 282,411             271,643             120,294
     Accounts Receivable                                 272,403             268,329             251,473
     Others                                              136,261             133,880              96,007
Permanent Assets                                       4,773,889           4,783,271           4,515,252
     Investments                                         263,233             268,974             262,163
     Properties and Equipment                          3,786,018           3,765,693           3,466,518
     Deferred Charges                                    724,638             748,604             786,571
         Goodwill                                        643,116             657,515             648,845
         Currency Variation                                    -                   -              13,434
         Pre-operating expenses                           81,522              91,089             124,292
-------------------------------------------------------------------------------------------------------------------
                TOTAL ASSETS                           8,552,626           8,818,084           8,405,201
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                 LIABILITIES                    2nd Quarter/03      1st Quarter/03      2nd Quarter/02
-------------------------------------------------------------------------------------------------------------------
Current Liabilities                                    2,796,348           2,961,304           2,936,397
      Suppliers                                          745,020           1,000,975             711,009
      Financing*                                       1,740,722           1,614,115           1,715,048
      Payable on Purchase of Assets                        1,269               4,026             260,969
      Debentures                                          91,733              63,074              24,466
      Taxes                                               54,797              53,351              62,211
      Salaries and Payroll Charges                       106,576              97,295             111,484
      Dividends                                                -              59,441                   -
      Others                                              56,231              69,027              51,210
 Long-Term Liabilities                                 2,066,887           2,224,116           1,958,436
      Financing*                                         479,649             702,200           1,020,737
      Payable on Purchase of Assets                        2,861               2,803              13,505
      Debentures                                         478,690             477,359             122,668
      Taxes in Installments                               94,011              96,685              14,721
      Provision for Income Tax                            42,661              49,648              78,950
      Provision for Contingencies                        960,746             884,872             707,855
      Others                                               8,269              10,549                   -
 Shareholder's Equity                                  3,689,391           3,632,664           3,510,368
      Capital                                          2,979,428           2,749,774           2,747,364
      Capital Reserves                                   344,242             344,242             344,242
      Profit Reserves                                    365,721             538,648             418,762
-------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES                        8,552,626           8,818,084           8,405,201
-------------------------------------------------------------------------------------------------------------------

* CBD does not have exposure to the effects of the currency variations, as the Company contracts swap operations linked to the CDI [Interbank rate] variation in its foreign currency loans.

                                                Results of the 2nd quarter, 2003
                                                                    Page 8 of 11
--------------------------------------------------------------------------------

Net Sales Breakdown per Division - Consolidated

In thousand R$ - nominal (Corporate Law)

----------------------------------------------------------------------------------------
1st Quarter                2003           %              2002          %        Var.(%)
----------------------------------------------------------------------------------------
Pao de Acucar             808,579       30.7%           692,806      32.2%       16.7%
Extra                   1,220,938       46.4%         1,000,951      46.6%       22.0%
Barateiro                 454,030       17.3%           375,307      17.5%       21.0%
Extra-Eletro               64,621        2.5%            80,620       3.7%      -19.8%
Se + Comprebem*            82,678        3.1%                 -       0.0%           -
----------------------------------------------------------------------------------------
CBD                     2,630,846      100.0%         2,149,684     100.0%       22.4%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
2nd Quarter                2003           %              2002          %        Var.(%)
----------------------------------------------------------------------------------------
Pao de Acucar             822,221       30.9%           656,954      31.2%       25.2%
Extra                   1,270,300       47.7%         1,028,292      48.8%       23.5%
Barateiro                 448,130       16.8%           341,843      16.2%       31.1%
Extra-Eletro               53,637        2.0%            80,427       3.8%      -33.3%
Se + Comprebem*            67,993        2.6%                 -       0.0%           -
----------------------------------------------------------------------------------------
CBD                     2,662,281      100.0%         2,107,516     100.0%       26.3%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
1st Half                   2003           %              2002          %        Var.(%)
----------------------------------------------------------------------------------------
Pao de Acucar           1,630,800       30.8%         1,349,760      31.7%       20.8%
Extra                   2,491,238       47.1%         2,029,243      47.7%       22.8%
Barateiro                 902,160       17.0%           717,150      16.8%       25.8%
Extra-Eletro              118,258        2.2%           161,047       3.8%      -26.6%
Se + Comprebem*           150,671        2.9%                 -       0.0%           -
----------------------------------------------------------------------------------------
CBD                     5,293,127      100.0%         4,257,200     100.0%       24.3%
----------------------------------------------------------------------------------------

* Stores still not converted to CBD's stores format

                                                Results of the 2nd quarter, 2003
                                                                    Page 9 of 11
--------------------------------------------------------------------------------

Stores by Division

              Pao de          Extra-                  Se and               Sales        Number of
              Acucar  Extra   Eletro    Barateiro   Comprebem    CBD      Area (m2)     Employees
----------------------------------------------------------------------------------------------------
12/31/01        176     55      62         150                   443       886,280        52,060
----------------------------------------------------------------------------------------------------
Open              4      5                   7          72        88

Closed           (5)    (1)     (8)        (12)         (5)      (31)

Converted        13      1                   3         (17)        -
----------------------------------------------------------------------------------------------------
12/31/02        188     60      54         148          50       500       979,723        57,898
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Open              1                                                1

Closed           (2)            (4)         (1)                   (7)

Converted         8                          6         (14)        -
----------------------------------------------------------------------------------------------------
03/31/03        195     60      50         153          36       494       978,093        58,392
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Open                             1                                 1

Closed                                      (3)         (3)       (6)

Converted         5                          4          (9)        -
----------------------------------------------------------------------------------------------------
06/30/03        200     60      51         154          24       489       972,638        58,032
----------------------------------------------------------------------------------------------------


Data per Division on June 30, 2003
--------------------------------------------------------------------------------

                            -------------------------------------------------------------
                                    #               #              #           Sales
                                Checkouts       Employees       Stores        area (m2)
-----------------------------------------------------------------------------------------
Pao de Acucar                     2,549          17,160           200          261,087

Extra                             3,068          19,678            60          456,569

Barateiro                         1,721           9,386           154          185,526

Extra-Eletro                        167             665            51           33,609

Se + Comprebem                      311             840            24           35,847
-----------------------------------------------------------------------------------------
        Total Stores              7,816          47,729           489          972,638
-----------------------------------------------------------------------------------------
Headquarters                                      3,112

Loss prevention (security)                        3,617

Distribution Centers                              3,574
-----------------------------------------------------------------------------------------
        Total CBD                 7,816          58,032           489          972,638
-----------------------------------------------------------------------------------------


Sales Breakdown (% of net sales)

--------------------------------------------------------------------------------------------------------------

                           --------------------------------------------------   ------------------------------
                                              2002                                          2003
                             1Q        2Q         3Q        4Q        Year        1Q         2Q        1H
                           --------------------------------------------------   ------------------------------
Cash                        53.5%     52.2%      53.8%     55.0%      53.7%      55.2%      53.3%     54.2%
Credit Card                 31.1%     32.9%      31.6%     31.8%      31.9%      32.1%      34.1%     33.1%
Food Voucher                 6.8%      6.6%       6.4%      6.3%       6.5%       6.5%       6.6%      6.6%
Credit                       8.6%      8.3%       8.2%      6.9%       7.9%       6.2%       6.0%      6.1%
  Post-Dated Checks          5.2%      4.9%       5.1%      4.2%       4.8%       4.2%       4.3%      4.3%
  Installment Sales          3.4%      3.4%       3.1%      2.7%       3.1%       2.0%       1.7%      1.8%


                                                Results of the 2nd quarter, 2003
                                                                   Page 10 of 11
--------------------------------------------------------------------------------

Productivity Indexes
In R$ - nominal (Corporate Law)

Net sales per m2/month

                      ------------------------------------       -------------------------------------------
                         2Q/03       2Q/02        Var.(%)           1H/03           1H/02         Var.(%)
-----------------------------------------------------------      -------------------------------------------
Pao de Acucar            1,117       1,003        11.4%             1,123           1,030           9.0%
Extra                      927         802        15.6%               909             797          14.1%
Barateiro                  820         669        22.6%               823             685          20.1%
Extra-Eletro               533         687       -22.4%               579             683         -15.2%
-----------------------------------------------------------      -------------------------------------------
    CBD                    939         828        13.4%               933             835          11.7%
-----------------------------------------------------------      -------------------------------------------


Net sales per Employee/month

                      ------------------------------------       -------------------------------------------
                         2Q/03       2Q/02        Var.(%)           1H/03           1H/02         Var.(%)
-----------------------------------------------------------      -------------------------------------------
Pao de Acucar           16,679       14,929       11.7%             16,791          15,465          8.6%
Extra                   21,663       18,851       14.9%             21,367          18,907         13.0%
Barateiro               17,123       15,529       10.3%             17,443          15,885          9.8%
Extra-Eletro            18,482       23,200      -20.3%             19,930          22,676        -12.1%
-----------------------------------------------------------      -------------------------------------------
    CBD                 19,047       17,043       11.8%             19,046          17,301         10.1%
-----------------------------------------------------------      -------------------------------------------


Average Ticket - Net Sales

                      ------------------------------------       -------------------------------------------
                         2Q/03       2Q/02        Var.(%)           1H/03           1H/02         Var.(%)
-----------------------------------------------------------      -------------------------------------------
Pao de Acucar            19.7        18.0          9.4%               19.7           18.3          7.7%
Extra                    39.0        36.4          7.1%               38.9           36.3          7.2%
Barateiro                14.7        12.2         20.5%               14.9           12.5         19.2%
Extra-Eletro            286.1       273.6          4.6%              284.0          272.0          4.4%
-----------------------------------------------------------      -------------------------------------------
    CBD                  25.2        23.3          8.2%               25.1           23.4          7.3%
-----------------------------------------------------------      -------------------------------------------


Net sales per Checkout/month

                      ------------------------------------       -------------------------------------------
                         2Q/03       2Q/02        Var.(%)           1H/03           1H/02         Var.(%)
-----------------------------------------------------------      -------------------------------------------
Pao de Acucar           112,165      99,395        12.8%             112,036        101,922        9.9%
Extra                   138,016     121,105        14.0%             135,321        120,284       12.5%
Barateiro                87,927      75,406        16.6%              88,510         74,622       18.6%
Extra-Eletro            107,812     149,770       -28.0%             117,095        148,668      -21.2%
-----------------------------------------------------------      -------------------------------------------
    CBD                 117,927     105,851        11.4%             117,018        105,903       10.5%
-----------------------------------------------------------      -------------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indices do not include the Se and Comprebem chains

                                                Results of the 2nd quarter, 2003
                                                                   Page 11 of 11
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COMPANHIA BRASILEIRA DE DISTRIBUICAO        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                         Doris Pompeu
Investors Relations Director                Tel: 55 (11) 3848 0887 ext. 208
Daniela Sabbag                              Email: doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

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                      Website: http://www.cbdri.com.br/eng

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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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